CM Advisors Family of Funds
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

January 12, 2018

FILED VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Response to Comments on Form N-14 for CM Advisors Family of Funds (the “Trust”), on behalf of the CM Advisors Fund (the “Target Fund”) and CM Advisors Small Cap Value Fund the (“Survivor Fund”), each a series of the Trust (File No. 333-221710)

Dear Ms. O’Neal-Johnson and Mr. Long:

Set forth below is a summary of the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission, provided orally on December 19, 2017, for the Trust’s Form N-14, filed on November 11, 2017 (Accession No. 0001398344-17-015004). Following each comment is the Trust’s response.

General

1.	Please add to the notice of the shareholder meeting a legend for the internet availability of the proxy statement, if applicable.

Response: The Trust has added the required legend to the notice.

2.	Please include an undertaking that states the Trust will file the final tax opinion after the closing of the reorganization.

Response: The Trust has included this undertaking in the registration statement.

Questions and Answers (“Q&A”)

3.	Please add to the Q&A section a discussion of the change in the principal investment strategies for the Target Fund, including the change to the market capitalization strategy.

Response: The Trust has made this change.

4.
Please note in the question “How will the Reorganization affect the fees and expenses I pay as a shareholder of the Survivor Fund?” that the net expense ratio is after fee waivers and expense reimbursements and that on a gross basis, the Target Fund’s total operating expenses are slightly lower than the Survivor Fund.

Response: The Trust has included this disclosure.

5.
Given that the Target Fund intends to sell approximately 20% of its portfolio in preparation for the Reorganization, please note in question the “Will the Reorganization create a taxable event for me?” that the portfolio reposition may result in capital gains or losses to the Target Fund and disclose how the portfolio reposition will affect the Target Fund’s capital loss carryforwards.

Response: The Trust has included the requested disclosure.

Combined Proxy Statement and Prospectus

Principal Risk Factors

6.
Please note in this section that because the Survivor Fund invests 80% of its total assets in small capitalization securities, the small capitalization risk of the Survivor Fund is higher than the same risk for the Target Fund.

Response: The Trust has included the requested disclosure.

7.	The staff notes that the Small Cap(italization) Risk of the two funds are substantially similar. Please explain why the risks are disclosed separately or consider combining the disclosure.

Response: While the small cap risk disclosures of the two funds are substantially similar, they are not identical. Therefore, in order to accurately reflect the language included in each fund’s prospectus, the Trust has disclosed small cap risks separately.

Comparison Fee Tables and Examples

8.
Regarding the fee table, please confirm that the stated fees are the current fees and expenses of the Target Fund and the Survivor Fund. Additionally, please add an additional column to show pro forma fees and expenses of the combined fund or explain why the numbers won’t materially change.

Response: The Trust has included the requested disclosure.

9.
Please explain how the redemption fee in the Survivor Fund will apply to the shareholders of the Target Fund, including whether the Target Fund shareholders will be able to use their purchase date for the Target Fund’s shares for purposes of determining whether a redemption fee applies to any subsequent sale.

Response: The Trust confirms that the purchase date for the Target Fund shareholders will be deemed their purchase date for the Survivor Fund’s shares. Additionally, the Trust confirms that it eliminated the redemption fee for the Target Fund so that shareholders could redeem their Target Fund shares prior to the closing date, if desired.

10.
Please confirm if the adviser will be able to recapture previously waived fees or reimbursed expenses. If the adviser can recover such fees and expenses, then provide appropriate disclosure in the Prospectus/Proxy Statement.

Response: The Trust confirms that following the Reorganization, the adviser will not be able to recoup any fees or expense that it previously waived or reimbursed for the Target Fund.

Capitalization

11.	Please include net assets in the capitalization table.

Response: The Trust has included the requested disclosure.

Principal Investment Strategies

12.	Please include disclosure in the opening paragraph that highlights the primary difference(s) between the Target Fund’s investment strategy and the Survivor Fund’s investment strategy.

Response: The Trust has included the requested disclosure.

Statement of Additional Information

13.	In Note 4 – Portfolio Repositioning, please disclose the types of securities that are expected to be sold as part of the portfolio repositioning.

Response: The Trust has included the requested disclosure.

Opinion and Consent of Counsel

14.
Please note that per Staff Legal Bulletin No. 19, counsel to the funds cannot carve-out where it is not admitted or suggest that its legal opinion is limited to a certain state or states. Please have legal counsel remove from its opinion the reference to North Carolina.

Response: The Trust confirms that counsel has revised its legal opinion, which will be filed with the definitive Form N-14.

Thank you for your comments. Please contact me at (513) 587-3451 if you have any questions.

Sincerely,

/s/ Bo James Howell
Bo James Howell
Assistant Secretary

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